UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the year ended July 31, 2011.
[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SANTO PITA CORP.
Full Name of Registrant

333-169503
SEC File Number

Plaza Tania, Romulo Betancourt No 28 Local 306
Bella Vista, Santo Domingo, Dominican Republic
Address of principal executive office, including zip

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The company’s auditors have not yet completed their review of the annual financial statements.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.
Rosa Habeila Feliz Ruiz (809)-533- 9443
2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

        Yes [x]   No [  ]

3.

Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        Yes [  ]    No [x]

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 SANTO PITA CORPORATION has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 31st day of October, 2011.

SANTO PITA CORPORATION
(the Registrant)

BY:	ROSA HABEILA FELIZ RUIZ
Rosa Habeila Feliz Ruiz , President, Principal Executive Officer,
Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors